Exhibit 99.1

Nano Dimension Reports Growth in Revenues Year-Over-Year of 39% Based on Preliminary Results

Sales and Upgrades of Recently Released DragonFly LDM

(Lights-Out-Digital-Manufacturing) Drive the Results

NESS ZIONA, Israel, February 3, 2020 – Nano Dimension Ltd., a the leading additive manufactured electronics (AME) provider (NASDAQ, TASE: NNDM), today released selected preliminary unaudited estimates of financial results for the fourth quarter and full year of 2019 and reported quarterly revenues of approximately $1,977,000 for the fourth quarter of 2019 and $7,070,000 for the full year of 2019, which represents 39% growth year-over-year.

“Amit Dror, the co-founder of Nano Dimension, led its teams during 2019 to an impressive increase of 39% in revenue over 2018. Moreover, during 2019 the Company further developed the machine to the next level— the first Lights-Out Digital Manufacturing system in the additive manufacturing electronics market (the DragonFly LDM, released in July 2019),” said Yoav Stern, President and CEO of Nano Dimension. “I am fortunate to have joined Amit and the team in early January 2020, in a mutual effort to lead the Company to new heights.”

Fourth Quarter and Full Year 2019 Preliminary Estimates of Financial Results and Business Highlights

The anticipated results presented in this release are based on preliminary financial data and are subject to change until the period-end financial reporting and audit process is complete. Highlights of Nano Dimension’s preliminary financial results for the fourth quarter of 2019 include:

●	In the fourth quarter of 2019, the Company sold six DragonFly systems, three of which were sold to customers operating in the U.S. defense industry. This brings the total system sales in 2019 to 27 systems.

●	Revenue for the fourth quarter of 2019 is expected to be approximately $2.0 million, compared to $2.24 million in the third quarter of 2019 and $1.7 million in the fourth quarter of 2018.
●	Existing customers expressed a vote of confidence and purchased an LDM (Lights-Out-Manufacturing) upgrade kits for their existing DragonFly Pro system.
●	The Company ended the fourth quarter of 2019 with approximately $3.9 million in cash on its balance sheet.

Recent Corporate Highlights

●	In January 2020, the Company announced the appointment of veteran turnaround executive, Yoav Stern, as President and Chief Executive Officer of the Company.
●	Simultaneous to the appointment of Mr. Stern, the Company’s co-founder and former Chief Executive Officer Amit Dror, took on the executive role of Chief Customer Success Officer.
●	In the fourth quarter, seasoned executive and inventor Ofir Baharav replaced the Company’s outgoing director Avi Reichental as Chairman of the Board of Directors.
●	Pursuant to the August 2019 convertible note financing, a second tranche of $1.36 million in gross proceeds to the Company (the “Second Tranche”) is due to be paid to the Company on or before February 17, 2020. Certain investors from the Private Placement, representing approximately half of aggregate dollar amount of the Second Tranche, have notified the Company that they believe that the Company does not meet the conditions precedent to close the Second Tranche of the Private Placement. The Company believes that it meets all such conditions precedent and reserves its right to respond accordingly. Nano Dimension cannot be certain that it will close the Second Tranche, or a portion thereof.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor Integrated Circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of financial results, when it discusses the company being competitive, and when it discusses closing the Second Tranche of the Private Placement. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com